Exhibit 99.4

KPMG LLP	Telephone	(416)777-8500
Chartered Accountants	Fax	(416)777-8818
Suite 3300 Commerce Court West	Internet	www.kpmg.ca
PO Box 31 Stn Commerce Court
Toronto ON M5L 1B2

COMMENTS BY AUDITORS FOR US READERS ON CANADA-US REPORTING
DIFFERENCES
In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) that refers to the audit report on the effectiveness of the company’s internal control over financial reporting. Our report to the shareholders dated November 28, 2006 is expressed in accordance with Canadian reporting standards, which do not require a reference to the audit report on the effectiveness of the company’s internal control over financial reporting in the financial statement auditors’ report.

Chartered Accountants
Toronto, Canada
November 28, 2006

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.